[IASIS Healthcare LLC Letterhead]
March 23, 2006
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	IASIS Healthcare LLC
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 23, 2005
Form 10-Q for the Quarter Ended December 31, 2005
File No. 333-117362
Dear Mr. Rosenberg:
     Pursuant to the instructions on page 3 of your letter dated March 14, 2006, we hereby inform you that IASIS Healthcare LLC intends to respond to the letter on or before April 11, 2006.
     If you have any questions regarding this letter, please do not hesitate to contact me at (615) 467-1207. Thank you in advance for your cooperation and assistance with respect to this matter.

Respectfully submitted,
/s/ W. Carl Whitmer
Chief Financial Officer